Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	For the year ended December 31,
	2000		2001(2)		2002(2)		2003(2)		2004(2)
Earnings:
Income before income taxes (1)	$144,536		$132,077		$126,945		$132,573		$156,789
Add:
Interest expense	1,301		7,200		7,120		7,950		12,914
Other adjustments	5,594		5,069		4,549		4,653		4,632

Total earnings	$151,431		$144,346		$138,614		$145,176		$174,335

Fixed charges:
Interest expense	$1,301		$7,200		$7,120		$7,950		$12,914
Other adjustments	5,594		5,069		4,549		4,653		4,632

Total fixed charges	$6,895		$12,269		$11,669		$12,603		$17,546

Ratio of earnings to fixed charges	21.96	x	11.77	x	11.88	x	11.52	x	9.94	x

(1)	Income from continuing operations before income taxes and cumulative effect of a change in accounting principle, but including minority interests.

(2)	On January 1, 2005, the Company adopted SFAS 123(R), as further described in Notes 2 and 8 to the consolidated financial statements, which requires all share-based payments to employees to be recognized in the income statement based on their fair values. Periods from the Company’s spin-off from Equifax Inc. on July 7, 2001 to December 31, 2004 were restated to conform to this presentation.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.